SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of November 6, 2003

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

TRAFFIC AND CAPACITY STATISTICS — OCTOBER 2003
SIGNATURES

03/84

TRAFFIC AND CAPACITY STATISTICS — OCTOBER 2003

#	Passenger load factor increased to 83.3 percent

#	Passenger traffic at same level as last year

#	Intercontinental business class traffic increased 4 percent

#	Cargo load factor increased to 74.7 percent

Passenger Traffic

Passenger traffic continues to improve and was at the same level as last year on 1 percent lower capacity. As a result, passenger load factor increased by 1.4 percentage points to 83.3 percent. On the intercontinental routes, business class travel increased by 4 percent on a 2 percent increase in capacity. European traffic increased by 4 percent, whereas capacity increased by 3 percent. The increase in capacity is mainly the result of the reconfiguration of KLM’s European fleet from 5 to 6 abreast in the Europe Select class. However, the total number of flights was down 4 percent on last year. Load factor increased by 1.3 percentage points to 78.6 percent.

North Atlantic load factor increased by 2.8 percentage points to 87.7 percent. Traffic was 11 percent lower than last year, while capacity was 14 percent lower than last year.

On the Asia/Pacific route area traffic improved by 4 percent whereas capacity increased by 3 percent. As a result, load factor increased by 1.1 percentage point to 87.9 percent.

On the Central and South Atlantic routes, traffic recovered from last month low level and increased this month by 3 percent year-on-year. As capacity was increased by 3 percent as well, load factor was stable at 78.1 percent.

Cargo Traffic

Cargo traffic increased by 6 percent year-on-year on 5 percent higher capacity. Cargo load factor increased by 0.7 percentage points to 74.7 percent. Traffic outbound Europe remains weak because of the relatively strong euro and the continuous weak European economy.

Traffic on the Asia Pacific routes increased by 14 percent, while capacity was up 11 percent on last year. As a result the cargo load factor improved by 2.5 percentage points to 87.8 percent.

North Atlantic cargo traffic decreased by 5 percent, on 2 percent lower capacity. Consequently, load factor decreased by 2.1 percentage points to 69.5 percent. Traffic on the North Atlantic experiences increasing overcapacity.

Amstelveen, November 5, 2003

	October				April - October

	2003	2002	change (%)		2003	2002	change (%)

Revenue passenger km (RPK) (in millions)
Europe	961	922	4%		6,434	6,515	(1)%
North Atlantic	1,217	1,371	(11)%		8,541	9,027	(5)%
Central and South Atlantic	710	690	3%		5,135	4,945	4%
Asia / Pacific	1,215	1,162	4%		7,060	8,055	(12)%
Middle East / South Asia	438	402	9%		2,789	2,934	(5)%
Africa	705	678	4%		4,236	4,406	(4)%

Total	5,245	5,226	0%		34,196	35,883	(5)%

Available seat km (ASK) (in millions)
Europe	1,223	1,192	3%		8,282	8,406	(1)%
North Atlantic	1,389	1,615	(14)%		9,643	10,371	(7)%
Central and South Atlantic	909	883	3%		6,655	6,521	2%
Asia / Pacific	1,382	1,339	3%		8,933	9,331	(4)%
Middle East / South Asia	545	538	1%		3,547	3,886	(9)%
Africa	848	812	4%		5,401	5,353	1%

Total	6,295	6,379	(1)%		42,462	43,869	(3)%

Passenger load factor (%)
Europe	78.6	77.3	1.3	pts	77.7	77.5	0.2	pts
North Atlantic	87.7	84.9	2.8	pts	88.6	87.0	1.6	pts
Central and South Atlantic	78.1	78.1	0.0	pts	77.2	75.8	1.4	pts
Asia / Pacific	87.9	86.8	1.1	pts	79.0	86.3	(7.3	) pts
Middle East / South Asia	80.4	74.7	5.7	pts	78.7	75.5	3.2	pts
Africa	83.1	83.5	(0.4	) pts	78.4	82.3	(3.9	) pts

Total	83.3	81.9	1.4	pts	80.5	81.8	(1.3	) pts

Revenue freight ton-km (RFTK) (in millions)
Europe	4	5	(31)%		24	35	(33)%
North Atlantic	82	87	(5)%		579	566	2%
Central and South Atlantic	36	39	(8)%		246	257	(4)%
Asia / Pacific	204	179	14%		1,319	1,195	10%
Middle East / South Asia	26	24	10%		165	167	(1)%
Africa	31	29	6%		193	193	0%

Total	383	362	6%		2,526	2,413	5%

Available freight ton-km (AFTK) (in millions)
Europe	24	25	(5)%		166	177	(6)%
North Atlantic	119	121	(2)%		820	795	3%
Central and South Atlantic	55	58	(5)%		408	428	(5)%
Asia / Pacific	232	210	11%		1,577	1,429	10%
Middle East / South Asia	38	34	13%		249	237	5%
Africa	45	43	4%		289	289	0%

Total	512	490	5%		3,509	3,355	5%

Cargo load factor (%)
Europe	15.2	20.8	(5.6	) pts	14.2	19.9	(5.7	) pts
North Atlantic	69.5	71.6	(2.1	) pts	70.7	71.1	(0.4	) pts
Central and South Atlantic	65.1	67.1	(2.0	) pts	60.3	60.1	0.2	pts
Asia / Pacific	87.8	85.3	2.5	pts	83.6	83.7	(0.1	) pts
Middle East / South Asia	67.9	70.3	(2.4	) pts	66.1	70.2	(4.1	) pts
Africa	69.7	68.6	1.1	pts	66.9	66.9	0.0	pts

Total	74.7	74.0	0.7	pts	72.0	71.9	0.1	pts

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: November 6, 2003	By	/s/ R.A. Ruijter Name : R.A. Ruijter Title : Managing Director & CFO

	By	/s/ J.E.C. de Groot Name : J.E.C. de Groot Title : SVP & General Secretary